

July 7, 2011

<u>Via E-mail</u>
Rory O'Dare
President
Cheval Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

> **Re:** **Cheval Resources Corporation**
> **Registration Statement on Form S-1/A**
> **Filed June 27, 2011**
> **File No. 333-172954**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General Comments</u>

1. In response to prior comments four, five and six from our letter dated June 9, 2011 you state "[t]he resale offering has been removed," and imply that only the primary offering of 10 million shares will be conducted. A review of your registration statement suggests that you have not revised your disclosure to remove the resale offering. We note, for example,

    *   Your registration fee calculation continues to refer to the sale of shares by the selling shareholder;
    *   Your prospectus cover page refers to the offer of 50 million shares, and refers to the registration of Mr. O'Dare's shares in the table;
    *   Your disclosure under "The Offering" on page four is ambiguous as to whether "an additional 40,000,000 shares currently held by the existing shareholder" will be sold by Mr. O'Dare "as sales agent;"

- Your disclosure under "The Offering" refers to "[t]he proceeds from any sale by the selling shareholder …;"
- The disclosure throughout refers to potential maximum offering proceeds of $22.5 million; and,
- Your disclosure under "Plan of Distribution" on page 16 indicates that Mr. O'Dare "must sell the minimum number of shares in the new issue offering prior to sale of any shares held by him."

This list is non-exhaustive. Please review your document in its entirety to ensure it is consistent with your revised intentions.

2.   We note the following disclosure, "The combination of Mr. O'Dares 40,000.0000 shares and the 10,000,000 sold to friends family and associates will be placed in escrow and the 40,000,000 shares and proceeds from the sale of the 10,000,000 will be utilized inacquisition/negotiation/merger of target company.." If the presently outstanding 40 million shares are not registered for resale, we do not understand the basis for contributing those shares to the Rule 419 escrow account. Please explain.

Use of Proceeds, page 14

3.   We note your response to prior comment nine from our letter dated June 9, 2011. It appears that you will be unable to finance your search activities, estimated at $50-90,000, from the 10% released from escrow in the event that only the minimum is raised, and that you have no alternate sources of funding. Please revise your Summary and Management's Discussion and Analysis – under Liquidity, to address your ability to finance your search activities in the event you reach your offering minimum but raise less than 50% of your maximum.

Certain Relationships and Related Transactions, page 33

4.   Please update your disclosure to clarify, if true, that Puravita Corporation will have priority over you with respect to potential investors and business opportunities and revise your statement "[i]f both company's registrations are declared effective …" to refer to Mobad Service Corp. only.

Exhibits

Exhibits 10.1

5.   We reissue prior comment 12 from our letter dated June 9, 2011 and believe further revision is necessary. In addition, the escrow agreement refers to shares sold by the selling shareholder and contemplates that both a primary and resale offering are being made under Rule 419. Also, the agreement has not been revised for the change in the offering period. Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director